UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on February 11, 2026, titled “Rail Vision CEO: Concluding 2025 with a Strong Cash Position, Zero Debt, Commercialization Gains, Global Expansion and Powerful Partnerships. Quantum Rail Innovation Ahead.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on February 11, 2026, titled “Rail Vision CEO: Concluding 2025 with a Strong Cash Position, Zero Debt, Commercialization Gains, Global Expansion and Powerful Partnerships. Quantum Rail Innovation Ahead”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: February 11, 2026	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer